October 23, 2006
Christian Windsor
Special Counsel
Financial Services Group
Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Dearborn Bancorp, Inc.
Registration Statement on Form S-3
Filed September 22, 2006
File No. 333-137542
Dear Mr. Windsor:
     On behalf of Dearborn Bancorp, Inc., a Michigan corporation (“Dearborn”), please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Registration Statement. This letter is submitted by the undersigned in response to a letter dated October 19, 2006 (the “Comment Letter”) from the Staff of the Commission. The Registration Statement, as amended, reflects inclusion of the information and/or clarification requested in the Comment Letter (unless otherwise specifically noted below).
     The following response keys to the comments contained in the Comment Letter. We will also deliver to Jessica Livingston and Amanda Roberts a copy of this letter and a marked copy of the Registration Statement showing all changes to expedite your review. Page numbers in our response correspond to the EDGAR version of the Registration Statement.
General
1.	Please clarify the offering price or how the offering price will be determined. See Item 505 of Regulation S-K and Item 5 of Form S-3.
RESPONSE:

The offering price will be negotiated between the representatives of the underwriters and Dearborn after the close of the stock markets on the day of or day prior to the effective date of the Registration Statement. It most likely

Christian Windsor
Special Counsel
Financial Services Group
Securities and Exchange Commission
October 23, 2006

will be based on the closing price of the stock on that day on the NASDAQ Global Market.

Item 505 of Regulation S-K and Item 5 of Form S-3 refers to common equity being registered where there is no established public trading market or where there is a material disparity between the offering price and market price, neither of which are applicable to this offering.

2.
Advise the staff with your legal and factual analysis as to how you determined that this transaction, which appears to require an increase in total outstanding shares of Dearborn Bancorp of almost 50% did not require the approval of the company’s shareholders.

RESPONSE:

Under the Business Corporation Act of Michigan, the state of incorporation of Dearborn, the Board of Directors is authorized to issue shares of stock of a corporation without shareholder approval, and when the corporation receives the consideration for what the Board authorized the issuance of shares, the shares issued are fully paid and nonassessable and the subscriber has all the rights and privileges of a holder of shares.

Dearborn common stock is traded on the Nasdaq Global Market and is regulated by the rules of NASDAQ. NASDAQ Marketplace Rule 4350(i) limits the number of shares or voting power that can be issued or granted without shareholder approval prior to the issuance of certain securities. Generally, this limitation applies to issuances of 20% or more of the common stock of 20% or more of the voting power outstanding before the issuance; however, subparagraph 4350(i)1(C)(ii) of Rule 4350(a) provides an exception for requiring shareholder approval in the case of a public offering for cash.

The Board of Directors believes that the acquisition of Fidelity Financial Corporation of Michigan is in the best interests of Dearborn and its shareholders and to seek shareholder approval for the public sale of the additional shares via a special meeting in order to raise funds for the acquisition of Fidelity would be very expensive and time consuming. Based on the foregoing, the Board of Directors of Dearborn determined that under Michigan law and the rules of the NASDAQ it was not necessary to obtain shareholder approval of this offering.

Christian Windsor
Special Counsel
Financial Services Group
Securities and Exchange Commission
October 23, 2006

3.	Advise the staff regarding the timeline of the negotiations to purchase Fidelity
RESPONSE:
On October 14, 2004 Fidelity signs agreement with Hovde Financial LLC as exclusive Financial Advisor to review potential sale.

On May 16, 2005 Dearborn has meeting with Hovde representatives.

On November 11, 2005 Dearborn meets with Fidelity owners and verbally agree to a $65 million offer.

On January 17, 2006 Dearborn issues letter of intent to Fidelity providing for a cash offer of $65 million.

On February 28, 2006 Fidelity rejects $65 million offer and counters at $70 million cash.

On June 6, 2006 Dearborn and Fidelity sign confidentiality agreement.

On June 19, 2006 Dearborn receives independent loan review report on Fidelity

On July 18, 2006 Dearborn issues second letter of intent to Fidelity providing for a cash offer of $70 million.

On July 31, 2006 Fidelity accepts $70 million offer.

On August 18, 2006 Dearborn completes full due diligence review of Fidelity.

On September 5, 2006 Dearborn engages Oppenheimer and Co. Inc. as its financial advisor.

On September 14, 2006 Dearborn and Fidelity sign definitive agreement and plan of merger.

Christian Windsor
Special Counsel
Financial Services Group
Securities and Exchange Commission
October 23, 2006

4.	If the registrant or the bank has a website, please include the address.
RESPONSE:
The disclosure of the website has been made in response to the Staff’s comments. See page 1.
Pro Forma Consolidated Statements of Income, pages 7-8
1.
We note your disclosure on page 8 that Fidelity elected to be treated as a Subchapter S corporation for tax purposes, and historically all taxable income was attributable to its shareholders. We also note your inclusion of Fidelity’s assumed federal income tax expense within its historical financial results column. Please revise your presentation of Fidelity’s historical financial results to include the assumed federal income tax expense within the adjustments column. Alternatively, clearly label this expense and net income as pro forma amounts.

RESPONSE:
The adjustment column has been revised in accordance with the Staff’s comments. See page 9 and 10.
Pro Forma Consolidated Balance Sheet, page 9
2.	Please revise your footnotes to include a schedule showing the calculation and allocation of Fidelity’s purchase price.
RESPONSE:
A schedule has been added in accordance with the Staff’s comments. See pages 11-12.

Christian Windsor
Special Counsel
Financial Services Group
Securities and Exchange Commission
October 23, 2006

3.	Please tell us how you considered the guidance of SOP 03-3 in determining that pro forma adjustments to the allowance for loan losses were not required.
RESPONSE:

There were no significant delinquent loans nor any impaired loans identified by Fidelity or by us during our due diligence review, thus no pro forma adjustments to the allowance for loan losses was deemed required. We will consider this again upon consummation of the acquisition and will make any appropriate adjustments.

4.	Please revise your footnotes to disclose the following information regarding the core deposit and borrower relationship intangibles to be obtained in the Fidelity acquisition:
•	the significant assumptions used in determining the valuation of each asset; and

•	how their useful lives were determined. Refer to Rule 11-02(b) (6) of Regulation S-X.
RESPONSE:
The introduction to the pro forma section and the footnotes have been revised in response to the Staff’s comments. See page 10.

5.	Please revise to quantify pro forma adjustments for deferred tax liabilities related to the core deposit and borrower relationship intangible assets, if applicable.
RESPONSE:
The acquisition will be taxable and thus this comment is not applicable.

Christian Windsor
Special Counsel
Financial Services Group
Securities and Exchange Commission
October 23, 2006

6.
Your disclosures indicate that you intend to merge the activities of Fidelity into your company and expect to integrate the two organizations and anticipate realization of cost savings and other financial and operating benefits (Risk Factors, page 10). Please tell us whether management has completed any plans related to these activities, including but not limited to the details of your plan, when you expect to finalize the plan and when you expect to record the charges associated with your merger activities. Revise, if applicable, to include a pro forma adjustment for the liability for charges you expect to incur in connection with the merger. Alternatively, revise your footnotes to clarify why your integration plans do not meet the criteria of being directly attributable to the transaction and factually supportable. Refer to EITF 95-3 and Rule 11-02(b) (6) of Regulation S-X

RESPONSE:

At this time management has not completed any plans relating to the integration of Fidelity into Dearborn. Dearborn expects the acquisition of Fidelity to be consummated in January of 2007. Once the transaction has been closed, the Bank expects to begin integrating operations. The integration of the computer systems is expected to be completed by June 30, 2007. While the Bank does expect some duplicate operations to be identified and eliminated, significant changes in the operations or reductions to the staff of Fidelity are not anticipated.

There are no charges associated with the merger transaction. Since there are no charges the last sentence of the Staff’s comments is not applicable.
Risk Factors, page 10
5.
Please review your risk factor headings and revise to state the risk addressed. For example, in the first risk factor heading state that the risks of a delayed completion of the acquisition are the dilution of earnings per share and the decline of your stock price. In the second heading, clarify that a risk of integration difficulties is the inability to realize expected benefits and cost savings from the acquisition. In the fifth heading, state the risks of decreased net income and earnings per share and of decreased stock price.

Christian Windsor
Special Counsel
Financial Services Group
Securities and Exchange Commission
October 23, 2006

RESPONSE:
The risk factor headings in the first, second and fifth risk factors have been revised in response to the Staff’s comments. See pages 13-14.

6.	In the sixth risk factor state clearly the risks on nonpayment on your commercial real estate loans.
RESPONSE:
     The sixth risk factor has been revised in response to the Staff’s comments. See page 14.
Management’s Discussion and Analysis, page 18
7.
In release 33-8350, the Commission stressed the importance of the Management’s Discussion and Analysis section as management’s opportunity to discuss the past and future course of the company’s business. Among the items that the Commission . mentioned was an Overview section that discussed the highlights of past performance and discussed major events or trends that would alter the company’s future performance. Your Management’s Discussion and Analysis section does not include an overview: It further does not provide management’s guidance to its current and future shareholders regarding how management expects future results to be impacted by the acquisition of Fidelity and by other known trends in your market, like the large decline in real estate values in Michigan. Please revise to include a discussion of management’s view of how these trends and events are likely to affect the company.

RESPONSE:
An Overview section has been added to the prospectus in accordance with the Staff’s comments. See page 21 and 22.
Non-performing assets and Allowance for loan losses. page 19
7.	Please revise your disclosure to include the allocation of the allowance for loan losses by loan category as of June 30, 2006. In addition, please revise your

Christian Windsor
Special Counsel
Financial Services Group
Securities and Exchange Commission
October 23, 2006

discussion of non-accrual loans to further clarify the relatively large increases in non-performing loans as compared to the relatively small increase in the allowance for loan losses during the six months ended June 30, 2006.

RESPONSE:
     The disclosures have been revised in accordance with the Staff’s comments. See pages 23 and 24.
Loans, page 27
8.	We note you automatically place any loan which has been partially charged off on non-accrual status. Please provide us with the following additional information regarding these loans.
•	quantify for us the amount of loans partially charged off for each period presented

•	describe your accounting policy for these loans; for example, tell us whether you consider these loans to be restructured under the provisions of FAS 15 and FAS 114; and

•	revise your filing to include your accounting policy, if material.
RESPONSE:
     The Bank does not have any partially charged off loans at this time.
Allowance for loan losses, page 27
9.
Please revise your discussion of the allowance to clearly describe the details of your methodology for determining the allowance. The description of your methodology should be presented to clearly explain your determination of each element (i.e. specific, general) of the allowance, including, but not limited to the following:

•	a full description of each element of the allowance;

Christian Windsor
Special Counsel
Financial Services Group
Securities and Exchange Commission
October 23, 2006

•	which loans were evaluated specifically versus as a group;

•	how you determine the loss factors applied to graded loans in order to develop a general allowance; and

•	risk factors considered in establishing each element of the allowance.
RESPONSE:
The discussion and description have been revised in accordance with the Staff’s comments. See page 50.
Description of Common Stock Certain Charter Provisions, page 53
8.	Please change the subheading to reference that the “certain” provisions are “anti-takeover” in nature.
RESPONSE:
The subheading has been revised to “Certain Anti-takeover Provisions” in accordance with the Staff’s comment. See page 57.
Financial Statements General
10.
We note you did not include Fidelity’s financial statements in your filing. Please provide us with a detailed analysis that explains how you determined inclusion of these financial statements is not required, including your calculations of the significance tests prescribed by Rule 3-05 of Regulation S-X.

RESPONSE:

S-X 3-05(b)(4) provides that the target financial statements may be omitted if it does not exceed any of the conditions of significance in the definition of significant subsidiary in Rule 1-02 at the 50 percent level and the consummation of the acquisition has not yet occurred.

Christian Windsor
Special Counsel
Financial Services Group
Securities and Exchange Commission
October 23, 2006

     Following are figures as to the significant test:

	Dearborn	Fidelity	% test
Assets at 12-31/05	762,490	244,263	32.03%
Income before tax for year ended 12-31-05	11,377	5,615	49.35%
Purchase Price	70,500
Purchase Price to assets			9.25%

Based on the foregoing and the fact that the acquisition has not occurred, it was determined by Crowe Chizek and Company LLC, Dearborn’s accountants, and us that financial statements of Fidelity may be omitted.

As of and for the six-months ended June 30, 2006 and the year ended December 31, 2005
Note E — Goodwill and Other Intangible Assets, page F-9
11.	Please tell us how you determined the following regarding the Bank of Washtenaw core deposit and borrower relationship intangibles:
•	your method for determining the fair value of each asset;

•	how you determined the useful lives for each of these assets; and

•	how you are maintaining each asset and will evaluate future impairments.
RESPONSE:

Upon the completion of the purchase of the Bank of Washtenaw in October 2004, Dearborn engaged and hired the consulting firm BearingPoint, Inc of Chicago, the former consulting division of KPMG to assist them in determining the fair value of acquired assets and liabilities. BearingPoint performed a study to determine the fair value of the core deposit intangible, fixed maturity deposits, loan portfolio and commercial borrower relationships. It included

Christian Windsor
Special Counsel
Financial Services Group
Securities and Exchange Commission
October 23, 2006

determining that the useful life of the core deposit intangible to be 10 years and the borrower relationship intangible to be 17 years.

Management worked with BearingPoint in developing the assumptions and approaches that resulted in the computed values and believes them to be reasonable and accurate.

In 2005, Dearborn engaged and hired BearingPoint to support management with the required annual evaluation under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. In 2006 and future years, Dearborn experts to continue this approach.

General
     Dearborn has indicated that it acknowledges:
•	that Dearborn is responsible for the adequacy and accuracy of the disclosure in this filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Dearborn may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Christian Windsor
Special Counsel
Financial Services Group
Securities and Exchange Commission
October 23, 2006

     Please contact me at (313) 223-3546 or John Perkins at (313) 223-3491 if you have any questions.
Very truly yours,
Verne C. Hampton II
VCH/rjm
Enclosures